Exhibit 17.4

STATEMENT OF THE BOARD OF DIRECTORS
OF THORIUM POWER, LTD. IN RESPONSE TO
STATEMENT FROM CORNELIUS J. MILMOE
DATED OCTOBER 27, 2006.

The board of directors of Thorium Power, Ltd. (the “Company”) is providing this statement in connection with the recent resignation of Cornelius J. Milmoe from the board of directors of the Company and the board’s removal of Mr. Milmoe from the office of Chief Operating Officer of the Company. On October 23, 2006, the Company filed with the Securities and Exchange Commission an 8-K reporting, among other items, that Mr. Milmoe had resigned from the Board of Directors of the Company and had been removed from the office of Chief Operating Officer. On October 27, 2006, in connection with his resignation from the board of directors of the Company, Mr. Milmoe delivered to the Company a letter outlining certain disagreements that Mr. Milmoe had with the Company’s characterization of events surrounding his resignation from the Board of Directors and his removal as Chief Operating Officer. This statement responds, point-by-point, to Mr. Milmoe’s October 27, 2006 letter.

1.
We previously edgarized and filed with the SEC the faxed copy of Mr. Milmoe’s original statement that we received from Mr. Milmoe. We have since requested and been provided Word versions of Mr. Milmoe’s original statement, as well as his supplemental statement provided to the Company on October 27, 2006. Those Word versions have been edgarized and filed with the SEC.

2.
October 9, 2006 was the first time that Mr. Milmoe was told he would be terminated by the company. Prior to that date, Mr. Milmoe had been requested by the company’s CEO to give up the position of COO and leave the Board of Directors and continue as a consultant or employee, and Mr. Milmoe refused. The company had not decided at earlier times to terminate Mr. Milmoe.

3.
Mr. Milmoe had informed the company that he was willing to serve as a director on earlier dates, and only subsequently, did he notify the company that it was conditioned on D&O liability insurance being in place.

4.
There never was a bonus to Mr. Grae or any current officer or director of the company, in cash or in equity, except for the initial equity included in their employment agreements, including Mr. Milmoe’s employment agreement. The Company redeemed a portion of Mr. Grae’s stock in order to pay all applicable payroll taxes relating to the receipt of stock pursuant to the terms of his employment agreement. Mr. Grae did not receive any of the cash proceeds as a result of the stock redemption transaction. The Company remitted the proceeds directly to the relevant federal and state tax authorities as part of its payroll tax withholding obligation. Mr. Milmoe approved this transaction as a member of the Company’s board of directors.